Set for Growth Business Update, October 2023

Important Notice and Disclaimers The information contained in this presentation (the “Presentation”) has been prepared by NOVONIX Limited (ACN 157 690 830) (“the Company” or “NOVONIX”) solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision.  Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited. Not an Offer This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation. Forward-Looking Statements  This Presentation contains forward-looking statements about the Company and the industry in which it operates.  Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this presentation include, among others, statements we make regarding the performance of our Generation 3 Furnaces and their ability to meet customer specifications, and cost, throughput and sustainability targets, our increased production target and timing of commercial production of our Riverside facility, our ability to achieve profitability and sales price targets, the efforts and potential benefits of our working with the U.S. Department of Energy, and the timing of our future site expansions. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the success of the technology results in industrial format lithium-ion cells, our ability to scale to other technologies, how discussions progress with potential customers, and the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward-looking statements. Any forward-looking statement in this Presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Industry and Market Data  This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party. Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports. Trademarks, Service Marks and Trade Names Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business.  “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries.  Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto.  All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners.

Providing Revolutionary Solutions to the Battery Industry Investment Highlights Battery Technology Solutions provides competitive advantage to accelerate innovation Intellectual property portfolio for synthetic graphite manufacturing and all-dry, zero-waste NMC cathode synthesis Customer and government financing support paving a path to profitability as a sector leader Large and growing market for battery materials supported by localization efforts Leading U.S. based battery materials and technology Company with lower carbon footprint Riverside Facility in Tennessee

Competitive Advantage Through Synergistic Operating Structure Develops industry leading lithium-ion battery testing equipment while providing R&D services Competitive intelligence from unparalleled visibility across the entire industry drive value-add opportunities In-house testing technology & data solutions accelerates rapid advancements compared to industry standard Leading domestic supplier of battery-grade synthetic graphite Large scale and sustainable production to advance North American battery supply chain Strategically positioned to accelerate clean energy transition through proprietary technology, advanced R&D and partnerships Commercializing proprietary All-Dry Zero-Waste Cathode Synthesis technology  Process technology minimizes environmental impact while producing high performance materials Pilot line will demonstrate large-scale production of up to 10 tpa

Auto and Cell Manufacturing Driving Market Demand 2030 U.S. Cell Mfg. Capacities U.S. Auto OEMs Battery Mfg. Capacity (GWh) +33% CAGR 1,083 108 Source: Credit Suisse, Benchmark Minerals Intelligence, Company Reports

Battery Technology Solutions

NOVONIX is at the Forefront of Battery Technology Enables quick reliable predictions of battery lifetime Materials Development and Characterization Cell Design and Prototyping Cell Testing Customer Research & Development Services UHPC Analytical materials lab Pouch and cylindrical cell manufacturing pilot line Diagnostic tools and performance testing Battery technology insights driven by AI & advanced data analytics with SandBoxAQ  NOVONIX Battery Technology Solutions (BTS) provides cutting edge technology that is highly sought after for R&D services to create the next generation battery — potentially accelerating R&D from years to weeks with proprietary technology UHPC Hardware R&D Services Data Solutions

Our BTS Team Has Nearly Two Centuries of Battery Experience NOVONIX BTS has over 90 employees contributing to a wide array of expertise across lithium-ion technologies, electronics engineering, manufacturing, and materials synthesis. Over 180 years of lithium ion and energy storage research and engineering experience  Dr. Jeff Dahn and Dr. Mark Obrovac, professors at Dalhousie University, serve as scientific and technical advisors  > 30 PhD, M.Sc., and P.Eng. Experienced researchers from BAK, CATL, Moli Energy, Rivian, and Tesla

NOVONIX Plays a Critical Role in the Lithium-Ion Battery Value Chain Mining Raw Material Processing Materials & Cell Component Production Battery Cell/Pack Production EV & ESS Production Recycling Note: Companies presented above are for indicative purposes only and not a representation of customer relationships. Visibility across the entire battery value chain provides competitive intelligence and attractive opportunities for NOVONIX Anode and Cathode Materials Energy Storage Partnership

Industry Leading R&D Powered by Artificial Intelligence Leading lithium-ion battery testing equipment and R&D services Unparalleled visibility across the entire industry driving value-add opportunities Enterprise SaaS company that combines artificial intelligence (AI) with quantum analysis (AQ) to address some of the world’s most challenging problems Alphabet spin-out New Product Overview: Machine learning algorithms and quantum simulations for battery R&D Data Processing/Visualization Analysis and Report Automation AI and ML tools Materials discovery Cell performance prediction NOVONIX AI powered Data Solutions platform will not only be bring a new NOVONIX SaaS product, but will also help enable and optimize ongoing materials development

Anode Materials

NOVONIX is Localizing the Synthetic Graphite Supply Chain

NOVONIX Anode Material Progress & Advantages

Domestic Supply
Producing high-performance synthetic graphite materials sustainably for local supply of Tier 1 battery and OEM customers

High Performance
Our products are developed to meet or exceed Tier 1 EV OEMs specifications

Cleaner, More Efficient Technology
Produced with cleaner energy sources with virtually zero emissions and uses no harmful chemicals

Strategic Relationships
Leveraging close collaboration with partners and customers to bring our anode materials to market

Key Strategic Relationships & Highlights

LG Energy Solution

KORE

Panasonic ENERGY

SAMSUNG SDI

PHILLIPS 66

Harper International

- Signed a Joint Research and Development Agreement (JDA) with LGES in June 2023
  - Upon completion of JDA, LGES has the option to purchase up to 50,000 tonnes of artificial graphite anode material over a 10-year period
  - LGES invested $30M in convertible notes
- Supply Agreement with KORE Power scaling to ~12,000 tpa of anode material
- MOU agreements with both Panasonic Energy and Samsung SDI for evaluation of NOVONIX materials
- In August 2021, Phillips 66 made a $150 million strategic investment to become NOVONIX's largest shareholder and engaged PSX in technology development agreement
- Partnership with Harper International, a domestic specialized furnace technology leader, developing and supplying NOVONIX with proprietary systems for thermal processing

NOVONIX

ASX: NVX Nasdaq: NVX
Business Update, October 2023

12

Local Anode Material Supply Shortfalls Foreseen Globally Source: Benchmark Mineral Intelligence, Company Reports, NVX estimates. Global North American European 2025 NVX N.A. Europe Asia 2030 Graphite Supply and Demand, thousand tpa

NOVONIX Enables a Fully Domestic US Supply Chain for EV Battery Grade Synthetic Graphite

Chinese Synthetic Graphite Supply Chain

1. Needle coke ships to Qingdao from Humber, UK **(12,500 miles)**
2. Road transport of precursor to grinding site near Shanghai **(450 miles)**
3. Road transport of ground needle coke to Inner Mongolia **(1,050 miles)**
4. Graphitization in Inner Mongolia powered by brown coal with no environmental standards or emissions controls
5. Road transport of graphite to southern China **(1,500 miles)**
6. Processing of graphite into BAM
7. Land transport of BAM to China port **(50 miles)**
8. BAM ships to US port in CA **(7,300 miles)**
9. Land transport of BAM to end-user in TN **(1,800 miles)**

24,650 Total Miles



1 Humber, UK
4 Inner Mongolia, China
3
5
2 Qingdao, China
Shanghai, China
Dongguan, China
8 To USA
6
7 China Port
Shenzhen , China

NOVONIX Supply Chain



Chattanooga, TN 2
3 Chattanooga, TN
9
Long Beach, CA
Lake Charles, LA 1
From China

1. Needle coke transported from Lake Charles, LA to Chattanooga, TN **(670 miles)**
2. All processing of precursor to BAM in Chattanooga under strict environmental standards
3. Delivery of BAM to end-user in Chattanooga, TN **(34 miles)**
LGES, for illustrative purposes

704 Total Miles

NOVONIX facilitates a cleaner, more secure, supply chain of high-quality synthetic anode material to the North American market vs. Chinese competitors

NOVONIX
ASX: NVX Nasdaq: NVX
Business Update, October 2023
14

NOVONIX's Proprietary Graphitization Process is Leading the Clean Energy Transformation

Inputs

- Clean Power Sources[1]
  - Energy input 57% carbon-free (15% renewable) with target to be net-zero by 2050
- Highest Purity Input Materials
  - Minimizes emissions and contaminants
- Sourcing Input Materials to use in Electric Vehicles and Energy Storage System Applications that would Otherwise be Used in Higher Emission Sectors

Process

- Proprietary Furnace Technology
  - Increased energy efficiency
  - No chemical purification

Outputs

- NOVONIX's Anode Materials Support Higher Performance Lithium-Ion Batteries Resulting in the Need for Less Future Input Materials
- Negligible Facility Emissions

The Life Cycle Assessment (LCA) conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite produced in Inner Mongolia, China and a ~30% decrease in GWP when compared to the anode grade natural graphite in Heilongjiang Province, China

1. May FY2021 figures from https://www.tva.com/newsroom/press-releases/tva-issues-one-of-the-nation-s-largest-requests-for-carbon-free-energy.

NOVONIX
ASX: NVX Nasdaq: NVX
Business Update, October 2023
15

NOVONIX has Optimized Synthetic Graphite Manufacturing and Attracted Tier-1 Partnerships NOVONIX Graphitization Process Offers End-User Advantages Strategic Partnerships Supporting Product and Process R&D Partnership with Harper International, a domestic specialized furnace technology leader, developing and supplying NVX with proprietary systems for thermal processing Signed a Joint Research and Development Agreement (JDA) with LGES in June 2023 Engaged with PSX in technology development agreement to collaborate on optimization of feedstock ad anode processing with the goal of higher performance lower carbon intensity materials Energy efficient systems reducing environmental permitting requirements Integrated and strong collaboration with precursor material and equipment providers  Customizable processing equipment to match various customer requirements  Incumbent technology standard process

NOVONIX has Validated a Differentiated Technology Ready to Scale Length-Wise Graphitization Furnace Acheson Furnace Induction Furnace NOVONIX Continuous Induction Furnace

NOVONIX has Demonstrated Breakthrough Technology at Mass Production Scale Acheson Furnace Facility, China NOVONIX Generation 3 Continuous Induction Furnace Systems, Chattanooga, TN

NOVONIX Anode Material Outperforms in Head-to-Head Testing 1. Data based on internal measurements taken as part of product verification process. Improved Coulombic Efficiency (CE)1 Improved Capacity Retention1 Natural Tesla Synthetic NOVONIX offers improved Coulombic Efficiency (CE) compared to industry leading materials (including a Tesla Model S cell used as a reference benchmark) CE measures the electrochemical stability of the materials in the battery The higher the CE, the longer the battery life NOVONIX offers improved capacity retention compared to industry leading materials (including a Tesla Model S cell used as a reference benchmark) as expected from higher coulombic efficiency Better capacity retention means less range loss over time for an electric vehicle Natural Tesla Synthetic

NOVONIX Advantage Product Engineered Specifically for Customers Needs Applications such as electric vehicles and energy storage systems require differing properties: Fast Charge High Energy Density Long Cycle Life NOVONIX Anode Materials collaborates with customers, leveraging our BTS team to rapidly design, develop, produce and evaluate performance of customized materials NOVONIX’s process provides consistent, high performance synthetic graphite, utilizing proprietary, low emissions processing NOVONIX’s Product Technology Advantage 20

Cycle Life and Rate Capability

C/3-C/3, NMC811, 2.8-4.2V, 40°C
1.2M $LiPF_6$ EC:EMC:DMC (25:5:70) 2%VC


C/3 Capacity Retention Norm = 12
1.05
1
0.95
0.9
0.85
0
250
500
750
1000
Cycle Number

Charge Rate Map, NMC811, 2.8-4.2V, 40°C
1.2M $LiPF_6$ EC:EMC:DMC (25:5:70) 2%VC


Charge Capacity (Ah) Norm = 8
1
0.95
0.9
0.85
0.2C
0.5C
1C

2C Discharge, NMC811, 2.8-4.2V, 40°C
1.2M $LiPF_6$ EC:EMC:DMC (25:5:70) 2%VC


Potential (V)
4
3.75
3.5
3.25
3
0
0.25
0.5
0.75
1
Relative Capacity (Ah)

Commercial Anode 1

Commercial Anode 2

NOVONIX Long-Life EV Anode

NOVONIX

ASX: NVX Nasdaq: NVX
Business Update, October 2023

21

NOVONIX has Demonstrated Meeting Target Product Specifications Product Quality vs. Hours of Operation GX-23 was analyzed and met  all it target physical and electrochemical specifications in a recent production campaign, data shown in the chart demonstrating 130 hours of in-spec material The continuous output from a single Generation 3 Furnace, producing multiple tonnes of material, was confirmed to meet the target for the degree of graphitization for the product Meeting production targets at competitive cost while reaching our high-energy efficiency target with a near zero-emission process Highlighted Achievements

Riverside Facility Begins Production in 2024

Riverside Facility Overview

- In 2021 celebrated opening of NOVONIX's new Riverside facility attended by US Secretary of Energy, Jennifer Granholm
- NOVONIX has been running Generation 3 Furnaces campaigns through 2023 to better understand furnace performance and provide customer samples
- Supply Agreement with KORE Power to begin deliveries in late 2024 scaling to 12,000 tpa for their KOREplex Facility


NOVONIX

Riverside Facility in Chattanooga, Tennessee

Riverside Update & Next Steps

- Demonstrated successful production with the Company's Generation 3 Furnaces meeting design targets, including throughput, cost, and sustainability targets
- Increased production capacity target from 10,000 tpa to up to 20,000 tpa for Tennessee Facility
- Expected capital and operating costs for future facilities projected to be lower than the Company's initial estimates
- Engineering anticipated by Q1 2024 to support ordering of mass production equipment for Riverside buildout and supports potential future expansions



NOVONIX Generation 3 Continuous Induction Furnace Systems

NOVONIX
ASX: NVX Nasdaq: NVX
Business Update, October 2023
23

NOVONIX has Demonstrated a Pathway to Profitable Production in the USA Riverside Facility Unit Economics Overview Recent production campaigns validate furnace throughput and demonstrate improved unit economics for Riverside Unit economics expected to improve with increased scale of facility Pricing to range dependent on  Product specification  Localization premium Government programs Section 301 Tariffs IRA 30D Compliance, 45X, 48C Highlights

U.S. Legislation Providing Direct Support to NOVONIX’s Business Plan IRA Tax Credits & Consumer Credit Inflation Reduction Act of 2022 ("IRA") includes an estimated $369 billion in investments related to "climate change and energy security,”  including tax and other incentives to promote U.S. production of electric vehicles ("EVs"), renewable energy technologies, and critical minerals, representing the single biggest climate investment in U.S. history. IRA includes a $7,500 federal consumer tax credit for qualifying electric vehicles, starting in 2023 based on the origin of materials and localization of manufacturing $3,750 of the credit must meet critical minerals requirement - The critical mineral credit requires certain thresholds of the percentage of the value1 of the critical minerals in the vehicle’s battery to be extracted or processed in the United States or from a country which has a free trade agreement in effect with the U.S.   EV credit eligibility is disqualified if materials are used from foreign entities of concern starting in 2025 $3,750 from battery components -  The battery component requirement will be met if the percentage of the value of the components in the vehicle’s battery that were manufactured or assembled in North America is equal to or greater than 50 percent in 2023 and increasing from that time Section 301 Tariffs In August 2017, the Office of the United States Trade Representative (USTR) launched an investigation into China’s allegedly unreasonable and discriminatory trade practices under Section 301 of the Trade Act of 1974.  The tariff exclusion “necessity review” was extended to December 2023  Section 301 includes a 25% tariff on artificial graphite imported from China to help remove unfair market distortions imposed by China’s anticompetitive behaviors and size advantage in the battery materials sector DOE MESC Grant & DOE LPO Loan NOVONIX was selected for US$150 million of grant funding by the Department of Energy (DOE) Office of Manufacturing and Energy Supply Chains (MESC) to expand NAM’s domestic production of high-performance, synthetic graphite anode materials – one of 21 winners across 12 categories Invited to Phase 3 of DOE LPO Loan process in May 2023. The loan, if received, would contribute toward funding the company’s current expansion of battery materials capacity

Strategic Relationship with KORE Power KORE Power is a leading U.S. based developer of battery cell technology for clean energy industries NOVONIX and KORE Power have worked together since 2019 through NOVONIX’s BTS division to improve and validate KORE’s battery technology KORE announced on 29 July 2021 the intention to build KOREPlex, a one million square foot manufacturing that will support up to 12 GWh of battery cell production in Buckeye, AZ KOREPlex scheduled to begin production in 2024 Through the signed Supply Agreement, NOVONIX will be the exclusive supplier of graphite anode material to KOREPlex which, when in full production, will be close to 12,000 tonnes per year of material NOVONIX invested $25M USD to acquire a roughly 5% stake in KORE Power KORE Power to invest $1B in Buckeye www.westvalleyview.com Highlights of Agreements

NOVONIX Establishes Strategic Relationship with LG Energy Solution

LG Energy Solution (LGES) Overview


LG Energy Solution

LGES has 7 plants in North America built or planned for completion in 2025

- LGES is a leading U.S. based developer of battery cell technology for EV and ESS Batteries
- LGES has developed relationships with GM, Honda, Hyundai and Stellantis in North America to supply EV batteries
- LGES plans to have ~250 GWh of gigafactories in North America

Highlights of JDA & Investment Agreements

- NOVONIX and LGES recently signed a Joint Research and Development Agreement (JDA) in June 2023
- Upon successful completion of JDA, LGES has the option to purchase up to 50,000 tonnes of artificial graphite anode material over a 10-year period from the start of mass production in a separate supply agreement
- LGES invested US$30M in convertible notes issued by NOVONIX

NOVONIX
ASX: NVX Nasdaq: NVX
Business Update, October 2023
27

Phased Growth Plan Matches Customer Demands

North American Anode Market Share[1]: ~0.5% | ~8% | ~12%

NOVONIX N.A. Capacity / Tonnage Phased Growth

- **Phase 1: Riverside** – 3K tpa[2,3]
- **Phase 2: Riverside & Greenfield #1** – 50K tpa[2,3]
- **Phase 3: Additional Greenfields** – 150K tpa[2]

NOVONIX's Illustrative N.A. Scale Plan[4]

KORE Power	KORE + LGES + Add'l Tier 1s	Portfolio of Customers
~55K Per year	~909K Per year	~2.7M Per year

TAQAT JV

- TAQAT Joint Venture targets 30K tpa of productive capacity in Saudi Arabia by 2030

1. Market share based off implied North American graphite demand in 2025, and 2030. Source: Benchmark Mineral Intelligence Gigafactory Assessment – April 2023. Based on announced capacity. Assumes full utilization.
2. Company expectations aligned with customer contracts and anticipated customer demand , which may or may not materialize
3. KORE Power agreement to supply Koreplex anticipates a ~3,000 tpa delivery rate in 2H 2024 ramping to ~12,000 tpa rate in 2028.
4. Assumes 55kg of graphite per EV.

NOVONIX
ASX: NVX Nasdaq: NVX
Business Update, October 2023
28

Cathode Materials

NOVONIX - Cathode Synthesis Provides Clean and Simple Process

Opportunity Overview

- Cathode material represents about 30% of the cost of a battery cell
- In 2021 the global cathode market size value was US$19B, with a forecasted revenue of US$100B by 2030[1]
- Current synthesis process is complex, produces water waste and is costly
- Each tonne of cathode powder generates 15,000 liters of water waste[2] and 1.6 tonnes of sodium sulphate waste[1]
- With multiple patent applications filed, cathode synthesis technology provides high nickel cathode materials with:
  - Higher yields at lower costs
  - No water waste
  - Flexible input materials

Current Process vs. NOVONIX Process



Current Precursor Synthesis Process
NOVONIX Process
RAW MATERIALS
CoSO4
MnSO4
NiSO4
water
MIXER – 1
pH CONTROL/
CHELATING AGENTS
Na_2CO_3
NH_4OH
water
MIXER – 2
Li_2CO_3
MIXER – 3
agitator
CTSR
95°C
temperature control
waste water
waste metal carbonates
PHASE SEPARATOR
solids
water
WASHING and FILTERING
DRYING
GRINDING and CLASSIFIYING
SINTERING FURNACE
DEAGGLOM-ERATION
NMC
RAW MATERIALS
metal oxides, or carbonates
GRINDING
Dry Processing
fines
CLASSIFYING
D
10 µm
SC-622

1. Benchmark Minerals, various Equity Research reports including Bernstein and JP Morgan and NOVONIX estimates
2. J.Power Sources: S. Ahmed, P.A. Nelson, K.G. Gallagher, N. Susarla, D.W. Dees. Cost and energy demand of producing nickel manganese cobalt cathode material for lithium ion batteries

NOVONIX

ASX: NVX Nasdaq: NVX
Business Update, October 2023

30

Cathode Cycle Performance Matches Commercial Material

Full Cell Cycling Performance of NOVONIX Single Crystal NMC622



NOVONIX Cathode
Commercial Cathode 1
Commercial Cathode 2
Commercial Cathode 3
Normalized Capacity
1.00
0.98
0.96
0.94
0.92
0.90
0.88
0.86
0.84
0.82
0.80
50
100
150
200
250
300
350
400
Cycle Number

Product	Reference NMC622	NOVONIX NMC622
Capacity at c300 (%)	92.5%	92.1%
First Cycle Efficiency (%)	84.9%	84.9%

40°C; 1.2M $LiPF_6$ EC:EMC:DMC(25:5:70)+3VC; [Charge] : CC-0.33C; [Discharge] : CC-0.33C

Enhanced Production Process Yields Consistent Performance

- Normalized electrochemical results in 1Ah pouch cell show that NOVONIX NMC622 has comparable electrochemical performance to commercial NMC materials
- NOVONIX all-dry zero-waste single crystal cathode materials share similar morphology to commercial NMC Powders



NOVONIX NMC622
Commercial Cathode 1
Commercial Cathode 2
Commercial Cathode 3

- Higher nickel and cobalt-free materials are also being made using our process technology

NOVONIX
ASX: NVX Nasdaq: NVX
Business Update, October 2023
31

Early 'All-Dry' Methods Were Cast Aside for Wet (Co-Precipitation) Processes

Early all-dry ternary cathode synthesis methods resulted in poor intra-particle homogeneity

Commercial NMC622
Conventional Process


10μm


Ni
Mn
Co
10μm
10μm
10μm

Solid-State NMC622
All-Dry Process


10μm


Ni
Mn
Co
10μm
10μm
10μm

Journal of The Electrochemical Society, 2023 **170** 080519

Quantitative Measurement of Compositional Inhomogeneity in NMC Cathodes by X-ray Diffraction

Mohammad H. Tahmasebi[1] and M. N. Obrovac[1,2,3,*,z]

[1]*Department of Chemistry, Dalhousie University, Halifax, Nova Scotia B3H 4R2, Canada*
[2]*Department of Physics and Atmospheric Science, Dalhousie University, Halifax, Nova Scotia B3H 4R2, Canada*
[3]*Clean Technologies Research Institute, Dalhousie University, Halifax, Nova Scotia B3H 4R2, Canada*

Poor intraparticle homogeneity leads to strain within the particle and poor mechanical and electrochemical performance


10μm

Can this poor distribution of the constituent elements be overcome?

NOVONIX
ASX: NVX Nasdaq: NVX
Business Update, October 2023
32

Advanced Imaging Diagnostics for NOVONIX All-Dry, Zero-Waste Cathode NOVONIX All-Dry, Zero-Waste Processing ensures homogeneous intraparticle metal distribution Commercial Mid-Nickel Reference Powder Scanning Transmission Electron Microscopy (STEM) Imaging Homogeneous metal distribution Scanning Transmission Electron Microscopy (STEM) Imaging Homogeneous metal distribution NOVONIX Mid-Nickel Powder

NOVONIX All-Dry, Zero-Waste Cathode Production Pilot Line NOVONIX production process leverages developed and readily available battery equipment technologies Lab scale synthesis demonstration is important, but clear path to production is critical Synthesizing revolutionary battery materials gets progressively more difficult from lab (grams), to pilot scale and ultimately to mass-production (multi-tonnes) scale NOVONIX has overcome these production challenges by demonstrating on our pilot line the synthesis process of meaningful quantities of materials (10 tpa) using readily-available equipment familiar to the cathode supply chain

Cathode Synthesis: Engineering Scoping Study Results

NOVONIX engaged Hatch to provide a 'Process Comparison Study' by contrasting the **NOVONIX All-Dry, Zero-Waste Cathode Synthesis Process** against conventional cathode synthesis for comparative costs and environmental details



Hatch Study Estimated Findings [FEL-1]

Capital Intensity Lowered by ~30 %	▪ Fewer unit operations leads to simplified flowsheet ▪ Higher mass feed rate due to 'hydroxide-free' feedstock

Operational Process Expenses Lowered by ~50%	▪ Fewer unit operations leads to lower labour costs
	▪ Low-to-no processing reagents
	▪ Lower power consumption
	    ▪ More efficient calcination
	    ▪ Fewer processing steps
	▪ Lower maintenance costs
	▪ Lower waste treatment costs

More Environmentally Friendly process	▪ ~27% lower power consumption & CO2 intensity ▪ ~65% less water usage ▪ Eliminates production of sodium sulphate biproduct ▪ No ammonia required removing a significant safety risk

Note: Please see Hatch disclaimer shown in Sept 12, 2023 press release on Study description and estimates.

NOVONIX
ASX: NVX Nasdaq: NVX
Business Update, October 2023
35

NOVONIX's Battery Technology Paves the Way for the Next Generation

Demonstrated and Projected Performance Predicted to Exceed 1 Million Miles based on ~2 Years of Test Data[1]



1.00
0.98
0.96
0.94
0.92
0.90
0.88
0.86
0.84
0.82
0.80
Norm. Capacity
1,000,000 Miles
330,000
1,000,000
1,650,000
Equivalent Driving Miles
PC622/Synthetic Graphite
SC622/Natural Graphite
SC622/Synthetic Graphite
SC622/Synthetic Graphite + NOVONIX Advanced Electrolyte
SC622/NOVONIX Anode Material + Advanced Electrolyte

Building full cells for performance testing to demonstrate performance of NOVONIX anode, cathode, and electrolyte technologies in a single cell

1. Data based on internal measurements taken as part of verification process. 40°C full depth of discharge cycling, Assumed 330-mile range. Projection lines shown for guidance. SC NCM622 shown here is Commercial SCC reference material.

NOVONIX

ASX: NVX Nasdaq: NVX
Business Update, October 2023

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Goals for the Future of NOVONIX Forefront of product innovation Recognized battery technology leader  Scaling anode materials production capacity to 150K tpa All-Dry Zero-Waste Cathode technology supported by our propriety processing Highly developed IP with leading market positions Foresee strong cash flow generation and margins

Question & Answer Session

Set for Growth Business Update, October 2023